

December 6, 2012

<u>Via E-mail</u>
Ronald M. DeFeo
Chairman and Chief Executive Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

      Re: Terex Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 1-10702
              Response Letter Dated December 5, 2012

Dear Mr. DeFeo:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. You state in response to comment 1 in our letter dated November 20, 2012 that certain of your foreign subsidiaries have sold foreign-manufactured equipment containing less than 10% U.S. content into Iran, Sudan, and Syria. Please describe to us the types of equipment sold into those countries.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

                                  Sincerely,

                                  /s/ Cecilia Blye

                                  Cecilia Blye, Chief
                                  Office of Global Security Risk

Ronald M. DeFeo
Terex Corporation
December 6, 2012
Page 2

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance